Contact

www.linkedin.com/in/kaleb-cook-781ab094 (LinkedIn)

Top Skills

Directing Talent

Writing

Storytelling

Languages

Spanish

Kaleb Cook

Marketing Producer and Director

State College, Pennsylvania, United States

Summary

Experienced Marketing Strategist with a demonstrated history of working in the higher education industry. Skilled in Audio Engineering, Graphic Design, Film Production, Web Design, and DSLR technology. Strong media and communication professional with a double Bachelor's Degree focused in Film/Video Production and Integrated Marketing Communications from Southern Illinois University, Carbondale.

Experience

Twinbolt Media

Co-Founder

January 2020 - Present (5 years 8 months)

State College, Pennsylvania, United States

Working to develop high-quality, narrative-based christian content.

Penn State University

11 years 11 months

Senior Producer of Film

May 2019 - Present (6 years 4 months)

State College, Pennsylvania, United States

I currently am producing high-level film content for Penn State's national and local branding initiatives. This includes narrative, commercial and documentary projects that highlight brand pillar messaging about Penn State's various values.

Marketing Manager

August 2017 - May 2019 (1 year 10 months)

State College, Pennsylvania, United States

I developed and maintained marketing campaigns and strategies for Campus Recreation in Strategic Communications. Using skills and abilities such as marketing planning, film, graphic design, website management and photography, I was able to increase traction and growth for Campus Recreation's many programming options.

Multimedia Specialist
October 2013 - August 2017 (3 years 11 months)
State College, Pennsylvania, United States

I developed, implemented, oversaw and adjusted a marketing and communications strategy for the Clearinghouse for Military Family Readiness at Pennsylvania State University. I coordinated with Clearinghouse staff in content creation, editing and site design. I also consulted with Clearinghouse staff in the design of multimedia solutions for our learning environment; maintaining, improving and engaging in an active social media presence; and acquire knowledge of technologies that might be used to enhance our collaboration and information delivery capabilities.

Pie Media and Events
Business Owner
October 2013 - January 2020 (6 years 4 months)
State College, Pennsylvania, United States

I led and managed a team of professional photographers, videographers and event planners to do wedding services in the Central Pennsylvania area. I produced over 100 weddings with this team.

Best Buy
Consultation Agent
January 2012 - October 2013 (1 year 10 months)

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Education

Penn State University
Master's degree, Higher Education/Higher Education Administration · (January 2018 - December 2023)

Southern Illinois University, Carbondale
Bachelor's degree, Integrated Marketing Communications · (2010 - 2012)

Southern Illinois University, Carbondale
Bachelor's Degree, Cinematography and Film/Video Production · (2010 - 2012)